[LATHAM & WATKINS Letterhead]

May 20, 2005

H. Roger Schwall, Esq.
Assistant Director
Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
United States of America

  Re:
  Buhrmann US Inc.
  Registration Statement on Form F-4; Filing No. 333-123952

Dear Mr. Schwall:

        We are writing on behalf of Buhrmann US Inc., a company organized under the laws of Delaware (the "Company"), and its parent entity, Buhrmann NV, a foreign private issuer organized under the laws of The Netherlands (the "Parent"), in response to your letter dated May 6, 2005 (the "Staff Comments" or the "Comment Letter").

        At the outset, we would respectfully draw your attention to the following points:

  •
  The Staff Comments are repeated below, and each comment is followed by a summary of the responsive actions taken (including any disclosure that has been added to the Registration Statement in response to the Staff Comments).

  •
  As noted in our response to Staff Comment 1 below, the co-registrants will incorporate by reference the Parent's published interim financial information. Item 8.A.5 of Form 20-F provides that issuers are encouraged, but not required, to have their independent auditors review any interim financial statements included within a registration statement. The Parent's independent auditors will review such published interim financial information. Once that review is complete, we will file with the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") a revised registration statement on Form F-4 (the "Registration Statement") and the related prospectus (the "Prospectus") relating to the offering of $150,000,000 aggregate principal amount of 7 7/8% Senior Subordinated Notes due 2015 (the "Exchange Notes") of the Company, and the related guarantees thereof by the Parent and the other co-registrant guarantors listed in the Registration Statement. The Registration Statement will contain revisions in response to the Staff Comments.

  General

        1.    Please update your registration statement to include your most recent interim financial statements, as published in the Form 6-K that you furnished on May 3, 2005. These statements should be reconciled to U.S. GAAP in accordance with Instruction 3(a) and (b) to Item 8.A.5 of Form 20-F, as referenced in Item 10(b) of Form F-4.

        The co-registrants will incorporate by reference the Parent's published interim financial information.1 As discussed in a telephone conversation with Mellissa Campbell Duru of the Division of Corporation Finance on May 13, 2005, however, the co-registrants respectfully submit that they are not required to reconcile the interim financial statements to U.S. GAAP, as a result of First-Time Application of International Financial Reporting Standards, Release Nos. 33-8567; 34-51535; International Series Release No. 1285 (the "IFRS Release").

The other co-registrant's financial statements will be omitted pursuant to Rule 3-10 of Regulation S-X. These entities are exempt from the requirements of Sections 13(a) and 15(d) of the U.S. Securities Exchange Act of 1934, as amended, by virtue of Rule 12h-3 thereunder.

        The IFRS Release points out that interim financial information need not be included in a registration statement dated less than nine months after the end of a foreign private issuer's last audited financial year. If the foreign private issuer publishes interim financial information, however, then Item 8.A.5 of Form 20-F requires the registration statement to include that information. Although interim financial information of this sort is generally not required to be reconciled to U.S. GAAP, to the extent:

  there are new reconciling items or the issuer has made a change in its accounting principles with respect to the interim period, the issuer must quantify material reconciling items that have not previously been addressed in the audited financial statements, and must provide narrative disclosures about the differences in accounting principles used (IFRS Release, Section II.F.2, footnote omitted).

        The IFRS Release recognizes that for foreign private issuers in the transition year—that is, the year in which an issuer first changes the basis of its accounting from its prior GAAP to IFRS (IFRS Release n.16)—this requirement could impose significant burdens. The IFRS Release accordingly grants the following accommodation to foreign private issuers:

  the Commission does not believe a U.S. GAAP reconciliation is necessary in this circumstance, and is including within new Instruction G to Form 20-F a provision that would permit a foreign private issuer to include IFRS financial information pursuant to the last three sentences of Item 8.A.5 without either descriptive or quantified U.S. GAAP reconciling information (id.).

        The co-registrants fall squarely within the situation contemplated by the IFRS Release. The registration statement is dated less than nine months after the end of the Parent's last audited financial year (which ended on December 31, 2004); the Parent has published interim financial information; and the Parent is in its transition year from Dutch GAAP reporting to IFRS. Accordingly, the co-registrants believe they should not be required to provide a U.S. GAAP reconciliation of the Parent's most recent interim consolidated financial statements.

        2.    Consistent with the requirements of Item 11 of Form F-4, please specifically delineate in the prospectus, the documents you are incorporating by reference.

        In response to the Staff Comment, the co-registrants will revise the section of the prospectus entitled "Available Information" to specifically delineate the documents we are incorporating by reference when we file the revised registration statement on Form F-4.

  Financial Statements

  Consolidated Income Statements

        3A.    We note your measures of "value added" and "gross profit" shown in your financial statements in the Form F-4 and your form 6-K dated May 3, 2005, appear to exclude depreciation and amortization expense. We also note your measures of "costs of trade goods sold," "other costs of sales," and "purchase value trade goods sold" appear to exclude depreciation and amortization expense. We believe it will be necessary to revise your presentations to include the parenthetical notation advising readers of the amounts of depreciation and amortization excluded from but attributable to costs of sales or similarly titled measures to comply with SAB Topic 11:B.

        3B.    On a related point, when using a functional based presentation under IFRS, as you have done in preparing your subsequent interim financial statements, the guidance in paragraph 82 of IAS 1, consistent with US GAAP, would preclude disclosing an incomplete measure of gross profit, excluding depreciation and amortization attributable to costs of sales. Please revise your measure of gross profit to reflect all costs of sales.

  Staff Comment 3A

        The co-registrants first note that expenses in the income statement can be presented either (i) by their nature ("nature of expense") (for example, purchases of trade goods, depreciation, employee benefits) or (ii) by their function ("function of expense") (cost of sales and, for example, administrative or selling activities).

        The Parent's financial statements for the year ended December 31, 2004 have been prepared in accordance with Dutch GAAP. The presentation of the income statement included in these financial statements is based on the nature of expense and is as follows (up to operating result):

Net sales		A
Costs of trade goods sold	B
Other costs of sales	C
Total costs of sales		D (B+C)
Added value		E (A-D)
Labor costs	F
Depreciation of tangible fixed assets and internally used software	G
Other operating costs	H
Total operating costs		I (F+G+H)
Operating result		J (E-I)

        As explained in the Notes to the Financial Statements, costs of trade goods sold represent the purchase price of trade goods sold, including duties, insurance and in-bound transportation costs less catalog contributions (net of related costs). Other costs of sales mainly comprise out-bound, third-party delivery expenses as well as expenses relating to doubtful accounts receivable, obsolete inventories and temporary employees. In accordance with the presentation by nature of expense as allowed under Dutch GAAP, operating costs, including depreciation and amortization, are not allocated to costs of trade goods sold or other costs of sales.

        The Parent's first quarter 2005 interim financial statements are prepared in accordance with IFRS. The presentation of the income statement for the first quarter 2005 is based on the nature of expense and is as follows (up to operating result):

Net sales	A
Purchase value trade goods sold	B
Gross profit	C (A-B)
Operating costs (excluding depreciation of tangible fixed assets and internally used software)	D
Depreciation of tangible fixed assets and internally used software	E
Operating result	F (C-D-E)

        Thus, the interim financial statements under IFRS were not prepared based on the function of expense. In order to better advise readers on the use of a categorical presentation rather than a functional-based presentation, certain reclassifications were made and certain line items were changed compared to the prior presentation under Dutch GAAP. For example, under IFRS, out-bound, third-

party delivery expenses and expenses related to temporary employees are presented under operating costs whereas, under Dutch GAAP, these expenses are presented as other costs of sales. Furthermore, the line items "costs of trade goods sold" and "added value" under Dutch GAAP were renamed as "purchase price of trade goods sold" and "gross profit" under IFRS, respectively.

  Staff Comment 3B

        The co-registrants agree that the measure of "value added" in the Form F-4 and the measure of "gross profit" in the Form 6-K, as well as "costs of trade goods sold," "other costs of sales" and "purchase value trade goods sold" exclude depreciation and amortization expense. As further discussed below, however, the co-registrants respectfully submit that SAB Topic 11:B is not applicable to the presentation of the Parent's financial statements.

        The co-registrants note that SAB Topic 11:B is only applicable if the presentation by function of expense is used. Under the functional-based presentation, operating costs are allocated to cost of sales, and include, but not necessarily, depreciation and amortization expense. The co-registrants agree that disclosure of the amounts of depreciation and amortization expense excluded but attributable to costs of sales would be required under SAB Topic 11:B if the presentation by function of expense is used and depreciation and amortization expense are not allocated to costs of sales. However, as previously discussed, the Parent uses the presentation by nature of expense allowed under IFRS (and Dutch GAAP), under which depreciation and amortisation expense are not allocated to costs of sales but rather shown separately in the income statement. Therefore, the co-registrants respectfully submit that SAB Topic 11:B is not applicable to the presentations and that they accordingly do not need to revise the presentations to include the parenthetical notation as suggested by the Staff Comments.

        In addition, because the co-registrants are not using the functional-based presentation in their interim financial statements, they respectively submit that the reference to paragraph 82 of IAS 1 in the Staff Comments is not applicable.

*****

        Please address any additional comments to the undersigned via facsimile at (011) 44-207-374-4460. If you have any questions regarding the foregoing, please do not hesitate to contact me at (011) 44-207-710-1014 or John Huber at (202) 637-2242.

Respectfully submitted,
/s/ Alexander F. Cohen
Alexander F. Cohen of LATHAM & WATKINS
cc:
Paul Dudek, Chief, Office of International Corporate Finance
Mellissa Campbell Duru, Division of Corporation Finance
Karl Hiller, Chief, Accounting Branch
Jonathan Duersch, Accounting Branch